BD

04013937

SECURITI ...GE COMMISSION
...ington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19014

SEC MAIL RECEIVED NOV 19 2004 WASH. D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **10/1/03** (MM/DD/YY) AND ENDING 9/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Samuel A. Ramirez & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

61 Broadway, Suite 2924
(No. and Street)

New York (City) New York (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John V. Kick 212-248-0533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 06 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LM

OATH OR AFFIRMATION

I, Samuel A. Ramirez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Samuel A. Ramirez & Company, Inc., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO
Title

Notary Public

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of September 30, 2004 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.

Marks Paneth & Shron LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Samuel A. Ramirez & Company, Inc.

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc., as of September 30, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. at September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

New York, NY
October 29, 2004

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com
Associated worldwide with Jeffreys Henry International

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

ASSETS

Cash	$	99,517
Deposit with clearing agent		150,228
Receivable from broker-dealers		565,695
Other receivables		1,579,273
Marketable securities owned, at market value		17,612,443
Prepaid taxes		43,554
Due from affiliates		650,383
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,239,238		433,102
Other assets		345,865
	$	21,480,060

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$	2,614,412
Bank loan payable		40,833
Due to clearing agent		9,982,226
Deferred income taxes		56,000
Total Liabilities		12,693,471
Commitments and contingencies		
Stockholder's equity		
Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding		2,418
Additional paid-in-capital		1,231,783
Retained earnings		7,552,388
Total Stockholder's Equity		8,786,589
	$	21,480,060

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 30, 2004

REVENUES	
Net trading profit and commission income	$ 7,477,487
Syndicate revenue	8,566,920
Financial advisory	349,254
Interest income	294,193
Other income	728,189
Total Revenues	17,416,043
EXPENSES	
Employee compensation and benefits	12,592,350
Clearance charges and database services	1,365,057
Interest	45,311
Occupancy	423,392
Taxes, other than income	4,784
Other operating expenses	2,253,809
Total Expenses	16,684,703
INCOME BEFORE INCOME TAXES	731,340
INCOME TAX EXPENSE	
Current	86,454
Deferred	176,000
Total Income Tax Expense	262,454
NET INCOME	$ 468,886

See notes to financial statements

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FISCAL YEAR ENDED SEPTEMBER 30, 2004

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total Stockholder's Equity
	Outstanding Shares	Amount			
Balance, September 30, 2003	24,176	$ 2,418	$ 1,231,783	$ 7,083,502	$ 8,317,703
Net income	-	-	-	468,886	468,886
Balance, September 30, 2004	24,176	$ 2,418	$ 1,231,783	$ 7,552,388	$ 8,786,589

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF CASH FLOWS

FISCAL YEAR ENDED SEPTEMBER 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	468,886
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation and amortization		130,931
Deferred income taxes		176,000
Decrease (increase) in assets:		
Deposit with clearing agent		2,967
Receivable from broker-dealers		(324,363)
Other receivables		(719,306)
Marketable securities owned		(14,350,665)
Prepaid taxes		579,252
Due from/to clearing agent		15,117,546
Other assets		(22,634)
Decrease in liabilities:		
Accounts payable and accrued expenses		(707,809)
Net Cash Provided by Operating Activities		350,805
CASH FLOWS FROM INVESTING ACTIVITIES		
Increase in due from affiliates		(143,377)
Acquisition of property		(153,079)
Net Cash Used by Investing Activities		(296,456)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of bank loan		(35,000)
Net Cash Used by Financing Activities		(35,000)
NET INCREASE IN CASH		19,349
Cash at September 30, 2003		80,168
Cash at September 30, 2004	$	99,517
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During the Year for:		
Interest	$	44,010
Income taxes	$	22,562

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), (A Wholly-Owned Subsidiary of SAR Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Marketable Securities Owned

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions and are stated at quoted market values. Securities transactions and related commission expenses are recorded on a trade date basis. The difference between cost and market is included in net trading profit.

Included in marketable securities at September 30, 2004 are obligations of the following entities:

State of California*	$ 2,030,760
State of Texas*	$ 7,800,000
State of Pennsylvania*	$ 3,667,219
Commonwealth of Puerto Rico*	$ 3,376,410

* Includes various subdivisions and authorities.

Revenue Recognition

Revenues related to underwriting and syndicate activities are generally recognized on the offering date of the transaction.

Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

Income Taxes

The Company files its Federal income tax return as a member of a consolidated group. Provisions for income taxes are based upon results reported for financial statement purposes. Deferred income taxes are provided for significant temporary differences between financial statement and income tax reporting.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. DUE FROM/TO CLEARING AGENT

The receivable/payable from/to the clearing agent results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. RELATED PARTY TRANSACTION

Included in other receivables is an advance of $280,000 made to an entity owned by the Company's president and majority stockholder. The advance is interest bearing and repayable on demand. All interest charged to date has been paid.

5. INCOME TAXES

The current income tax expense for the fiscal year ended September 30, 2004 consisted of the following:

Federal	$ 36,010
State and local	50,444
	$ 86,454

The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to Federally tax-exempt income and the New York Liberty Zone Business Employee Credit.

6. DEFERRED INCOME TAXES

The Company has a deferred income tax liability of $56,000 at September 30, 2004. Deferred income tax, results primarily from the effect of differences in timing of deductions for rent, certain compensation, and depreciation for financial statement purposes and tax reporting purposes.

The deferred income tax expense for the fiscal year ended September 30, 2004 consisted of the following:

Federal	$ 118,000
State and local	58,000
	$ 176,000

7. RETIREMENT PLANS

In April 2004 the Company dissolved its qualified profit-sharing plan and all account balances were transferred to employees' 401K plan accounts.

8. DUE FROM AFFILIATES

Amounts due from affiliates are non-interest bearing and due on demand.

9. BANK LOAN PAYABLE

The Company has a loan from a bank payable in monthly principal payments of $2,917 commencing December 1, 2000 through November 1, 2005. The loan bears interest at 1% above prime (the prime rate was 4.75% at September 30, 2004) and is collateralized by certain equipment.

Maturities of long-term debt for the following fiscal years are as follows:

2005	$ 35,000
2006	5,833
	$ 40,833

10. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2004, the Company's net capital of $3,855,491 exceeded required net capital of $184,782 by $3,670,709 and the ratio of aggregate indebtedness to net capital was .72 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

11. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Illinois, Puerto Rico, Texas and Florida, under leases expiring on various dates through September 30, 2008. Rent expense for the year ended September 30, 2004 was $378,726. Minimum annual rentals are as follows, exclusive of real estate taxes, utilities, and labor wage rate escalations in excess of the base year.

Fiscal year ended:

2005	$ 574,700
2006	519,526
2007	65,041
2008	18,283
	$1,177,550

The Company has guaranteed only the payment of interest on a financing arrangement with a bank that relates to a real estate investment owned by the majority stockholder. As of September 30, 2004 there were no outstanding borrowings under this financing arrangement.

SAMUEL A. RAMIREZ & COMPANY, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

SEPTEMBER 30, 2004

NET CAPITAL	
Stockholder's equity, qualified for net capital	$ 8,786,589
Deductions and/or credits	
Non-allowable assets:	
Property and equipment (net of accumulated depreciation and amortization)	433,102
Accrued income	1,029,189
Other assets	908,393
Due from affiliates	650,383
Other deductions	225,000
	3,246,067
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	5,540,522
HAIRCUTS ON SECURITIES POSITIONS	
Trading and investment securities	1,177,904
Undue concentration and contractual commitments	507,127
	1,685,031
NET CAPITAL	3,855,491
MINIMUM NET CAPITAL REQUIRED	
$100,000 or 6-2/3% of aggregate indebtedness of $2,771,742 whichever is greater	184,782
EXCESS NET CAPITAL	$ 3,670,709
AGGREGATE INDEBTEDNESS	
Accounts payable, accrued expenses and other	$ 2,771,742
Ratio of aggregate indebtedness to net capital	.72:1

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's September 30, 2004 FOCUS Report.